U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 10-SB

                      Registration Statement on Form 10-SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS


                              SEVEN VENTURES, INC.
                           ---------------------------
           (Name of Small Business Issuer as specified in its charter)



           NEVADA                    33-1026-D                 87-0425514
           ------                   -------------              ----------
(State or other jurisdiction of      SEC File No.       (I.R.S. incorporation or
        organization)                                       Employer I.D. No.)


                         5525 SOUTH 900 EAST, SUITE 110
                           SALT LAKE CITY, UTAH 84117
                           ---------------------------
                     (Address of Principal Executive Office)


Issuer's Telephone Number, including Area Code:  (801) 262-8844

Securities registered pursuant to Section 12(b) of the Exchange Act:

         None

Securities registered pursuant to Section 12(g) of the Exchange Act:

         $0.001 par value common stock
       -----------------------------
            Title of Class

DOCUMENTS INCORPORATED BY REFERENCE: None.  See the Exhibit Index herein.


                                  PART I

Item 1.  Description of Business.
---------------------------------

Business Development.
---------------------

     Organization and Charter Amendments
     -----------------------------------

     Seven Ventures, Inc. (the "Company") was organized under the laws of the State of Nevada on August 7, 1985, under the name "Victory Development Corporation." The Company filed a Registration Statement on Form S-18 with Securities and Exchange Commission to offer to the public 10,000,000 units at a public offering price of $.05 per unit. Each unit was comprised of one share of common stock and one Warrant to purchase one share of common stock at a per share price of $.10. The offering was completed at $.05 per unit for a total of $273,477.50. The warrants expired on June 13, 1989, with no warrants being exercised.

     The Company was formed to acquire and operate or lease natural resource properties, and engage in mining, milling, production, buying and developing natural resource properties and any business dealing with natural resources in general.

     The Company's initial authorized capital consisted of 50,000,000 shares of $0.001 par value common voting stock and 5,000,000 shares of $0.001 par value preferred stock.

     On September 19, 1988, the Company's Articles of Incorporation were amended to change its name to "Entertainment Resource Group" and increased authorized $0.001 par value common stock to 250,000,000, with no changes to the preferred stock.

     In September of 1988 the Company combined with Entertainment Resource Group, Inc, in a reverse purchase transaction. In November of 1988 the Company changed its name to Seven Ventures, Inc.

     On November 4, 1988, the Company's Articles of Incorporation were amended to change its name to "Seven Ventures, Inc." and restate Article VII as it relates to indemnification.

     A copy of the Company's Articles of Incorporation and amendments thereto, are attached as exhibits to this Registration Statement on Form 10-SB. See Part III, Item 1.

     Public Offering
      ---------------

     Pursuant to a Registration Statement on Form S-18, as filed with Securities and Exchange Commission, the Company offered to the public 10,000,000 units at a public offering price of $.05 per unit. Each unit was comprised of one share of common stock and one Warrant to purchase one share of common stock at a per share price of $.10. The offering was completed at $.05 per unit for a total of $273,477.50. The warrants expired on June 13, 1989, with no warrants being exercised.

     Sales of "unregistered" and "restricted" securities over the past three years
     -----

     On February 20, 2001, the Company issued 5,000,000 shares of "unregistered" and "restricted" shares of common stock to each of its officers and directors; Jeff Keith, Quinton Hamilton and Shane Kirk, for a total issuance of 15,000,000 shares.

     Except for the sale of these securities, there have been no sales of "restricted securities" or other securities of the Company during the past three years. See the caption "Recent Sales of Unregistered Securities," Part II, Item 4.

     Changes in Control
     ------------------

     In September of 1988, the Company combined with Entertainment Resource Group, Inc. in a reverse purchase transaction. In November of 1988, the Company changed its name to "Seven Ventures, Inc."

     On or about November 1, 1999, David Plattner, the Company's last remaining officer and director, resigned and appointed the current Board of Directors. On or about the same day, Mr. Plattner executed a promissory note for $40,000 whereby he pledged 25,829,000 shares or approximately 58% of the issued and outstanding shares of the Company's common stock to Mr. Ralph M. Wilkerson, a current shareholder of the Company. This note was subsequently foreclosed upon resulting in the forfeiture of these shares. See Part I, Item 4.

Business.
---------

     Other than the above-referenced matters and seeking and investigating potential assets, property or businesses to acquire, the Company has had no material business operations for over five years. To the extent that the Company intends to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders, it is essentially a "blank check" company. Because the Company has limited assets and conducts no material business, management anticipates that any such venture would require it to issue shares of its common stock as the sole consideration for the venture. This may result in substantial dilution of the percentage of share ownership of current stockholders. The Company's Board of Directors shall make the final determination whether to complete any such venture; the approval of stockholders will not be sought unless required by applicable laws, rules and regulations, its Articles of Incorporation or Bylaws, or contract. The Company's Articles of Incorporation do not require stockholder approval for any such acquisition. The Company makes no assurance that any future enterprise will be profitable or successful. The Company does not intend to provide any disclosure documentation to its stockholders prior to any merger or acquisition transaction. However, as a "fully-reporting" issuer under the 1934 Act, the Company will be required to disclose any such transaction in a Current Report on 8-K including consolidated proforma financial statements.

     The Company is not currently engaging in any substantive business activity and has no plans to engage in any such activity in the foreseeable future. In its present form, the Company may be deemed to be a vehicle to acquire or merge with a business or company. The Company does not intend to restrict its search to any particular business or industry, and the areas in which it will seek out acquisitions, reorganizations or mergers may include, but will not be limited to, the fields of high technology, manufacturing, natural resources, service, research and development, communications, transportation, insurance, brokerage, finance and all medically related fields, among others. The Company recognizes that the number of suitable potential business ventures that may be available to it may be extremely limited, and may be restricted to entities who desire to avoid what these entities may deem to be the adverse factors related to an initial public offering ("IPO"). The most prevalent of these factors include substantial time requirements, legal and accounting costs, the inability to obtain an underwriter who is willing to publicly offer and sell shares, the lack of or the inability to obtain the required financial statements for such an undertaking, limitations on the amount of dilution to public investors in comparison to the stockholders of any such entities, along with other conditions or requirements imposed by various federal and state securities laws, rules and regulations. Any of these types of entities, regardless of their prospects, would require the Company to issue a substantial number of shares of its common stock to complete any such acquisition, reorganization or merger, usually amounting to between 80% and 95% of the outstanding shares of the Company following the completion of any such transaction; accordingly, investments in any such private entity, if available, would be much more favorable than any investment in the Company.

     In the event that the Company engages in any transaction resulting in a change of control of the Company and/or the acquisition of a business, the Company will be required to file with the Commission a Current Report on Form 8-K within 15 days of such transaction. A filing on Form 8-K also requires the filing of audited financial statements of the business acquired, as well as pro forma financial information consisting of a pro forma condensed balance sheet, pro forma statements of income and accompanying explanatory notes.

     Although the Company has not communicated with any other entity with respect to any potential merger or acquisition transaction, management has determined to file this Registration Statement on a voluntary basis. In order to have stock quotations for its common stock on the National Association of Securities Dealers' Automated Quotation System ("Nasdaq"), an issuer must have such securities registered under the 1934 Act. Management believes that this will make the Company more desirable for entities that may be interested in engaging in a merger or acquisition transaction.

     Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately analyze, let alone describe or identify, without referring to specific objective criteria.

     Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development mode, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

     Management will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of management these activities may be limited. See the heading "Business Experience," Part I, Item 5.

     The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and principal stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community and others who may present unsolicited proposals. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates. Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals. Management will not acquire or merge with any business in which it has an ownership interest.

     The Company's directors and executive officers have not used any particular consultants, advisors or finders on a regular basis.

     Although it currently has no plans to do so, depending on the nature and extent of services rendered, the Company may compensate members of management in the future for services that they may perform for the Company. Because the Company currently has extremely limited resources, and is unlikely to have any significant resources until it has completed a merger or acquisition, management expects that any such compensation would take the form of an issuance of the Company's stock to these persons; this would have the effect of further diluting the holdings of the Company's other stockholders. However, due to the minimal amount of time devoted to management by any person other than the Company's directors and executive officers, there are no preliminary agreements or understandings with respect to management compensation. Although it is not prohibited by statute, its Articles of Incorporation, the Company has no plans to borrow funds and use the proceeds to make payment to its management, promoters or affiliates.

     Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $250,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. Management may actively negotiate or otherwise consent to the purchase of all or any portion of its common stock as a condition to, or in connection with, a proposed merger or acquisition. It is not anticipated that any such opportunity will be afforded to other stockholders or that such stockholders will be afforded the opportunity to approve or consent to any particular stock buy-out transaction. In the event that such fees are paid, they may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such individuals.

     None of the Company's directors, executive officers or promoters, or their affiliates or associates, has had any negotiations with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction with the Company. Nor are there any present plans, proposals, arrangements or understandings with any such persons regarding the possibility of any acquisition or merger involving the Company.

Risk Factors.
-------------

     In any business venture, there are substantial risks specific to the particular enterprise which cannot be ascertained until a potential acquisition, reorganization or merger candidate has been identified; however, at a minimum, the Company's present and proposed business operations will be highly speculative and be subject to the same types of risks inherent in any new or unproven venture, and will include those types of risk factors outlined below.

     Extremely Limited Assets; No Source of Revenue. The Company has virtually no assets and has had no revenue for over five years or to the date hereof. Nor will the Company receive any revenues until it completes an acquisition, reorganization or merger, at the earliest. The Company can provide no assurance that any acquired business will produce any material revenues for the Company or its stockholders or that any such business will operate on a profitable basis.

     Discretionary Use of Proceeds; "Blank Check" Company. Because the Company is not currently engaged in any substantive business activities, as well as management's broad discretion with respect to the acquisition of assets, property or business, the Company may be deemed to be a "blank check" company. Although management intends to apply any proceeds it may receive through the issuance of stock or debt to a suitable acquisition, subject to the criteria identified above, such proceeds will not otherwise be designated for any more specific purpose. The Company can provide no assurance that any use or allocation of such proceeds will allow it to achieve its business objectives.

     Absence of Substantive Disclosure Relating to Prospective Acquisitions. Because the Company has not yet identified any assets, property or business that it may acquire, potential investors in the Company will have virtually no substantive information upon which to base a decision whether to invest in the Company. Potential investors would have access to significantly more information if the Company had already identified a potential acquisition or if the acquisition target had made an offering of its securities directly to the public. The Company can provide no assurance that any investment in the Company will not ultimately prove to be less favorable than such a direct investment.

     Unspecified Industry and Acquired Business; Unascertainable Risks. To date, the Company has not identified any particular industry or business in which to concentrate its acquisition efforts. Accordingly, prospective investors currently have no basis to evaluate the comparative risks and merits of investing in the industry or business in which the Company may acquire. To the extent that the Company may acquire a business in a high risk industry, the Company will become subject to those risks. Similarly, if the Company acquires a financially unstable business or a business that is in the early stages of development, the Company will become subject to the numerous risks to which such businesses are subject. Although management intends to consider the risks inherent in any industry and business in which it may become involved, there can be no assurance that it will correctly assess such risks.

     Uncertain Structure of Acquisition. Management has had no preliminary contact or discussions regarding, and there are no present plans, proposals or arrangements to acquire any specific assets, property or business. Accordingly, it is unclear whether such an acquisition would take the form of an exchange of capital stock, a merger or an asset acquisition. However, because the Company has virtually no resources as of the date of this Registration Statement, management expects that any such acquisition would take the form of an exchange of capital stock. See Part I, Item 2.

     Auditor's 'Going Concern' Opinion. The Independent Auditor's Report issued in connection with the audited financial statements of the Company for the calendar years ended December 31, 1999, and 2000, expresses "substantial doubt about its ability to continue as a going concern," due to the Company's status as a development stage company and its lack of significant operations. See the Index to Financial Statements, Part F/S of this Registration Statement.

     State Restrictions on "Blank Check" Companies. A total of 36 states prohibit or substantially restrict the registration and sale of "blank check" companies within their borders. Additionally, 36 states use "merit review powers" to exclude securities offerings from their borders in an effort to screen out offerings of highly dubious quality. See paragraph 8221, NASAA Reports, CCH Topical Law Reports, 1990. The Company intends to comply fully with all state securities laws, and plans to take the steps necessary to ensure that any future offering of its securities is limited to those states in which such offerings are allowed. However, while the Company has no substantive business operations and is deemed to a "blank check" Company, these legal restrictions may have a material adverse impact on the Company's ability to raise capital because potential purchasers of the Company's securities must be residents of states that permit the purchase of such securities. These restrictions may also limit or prohibit stockholders from reselling shares of the Company's common stock within the borders of regulating states.

     By regulation or policy statement, eight states (Idaho, Maryland, Missouri, Nevada, New Mexico, Pennsylvania, Utah and Washington), some of which are included in the group of 36 states mentioned above, place various restrictions on the sale or resale of equity securities of "blank check" or "blind pool" companies. These restrictions include, but are not limited to, heightened disclosure requirements, exclusion from "manual listing" registration exemptions for secondary trading privileges and outright prohibition of public offerings of such companies. Because the Company does not intend to make any offering of its securities in the foreseeable future, management does not believe that any state restriction on "blank check" offerings will have any effect on the Company.

     In most jurisdictions, "blank check" and "blind pool" companies are not eligible for participation in the Small Corporate Offering Registration ("SCOR") program, which permits an issuer to notify the Securities and Exchange Commission of certain offerings registered in such states by filing a Form D under Regulation D of the Securities and Exchange Commission. All states (with the exception of Alabama, Delaware, Florida, Hawaii, Minnesota, Nebraska and New
York) have adopted some form of SCOR. States participating in the SCOR program also allow applications for registration of securities by qualification by filing a Form U-7 with the states' securities commissions. Nevertheless, the Company does not anticipate making any SCOR offering or other public offering in the foreseeable future, even in any jurisdiction where it may be eligible for participation in SCOR, despite its status as a "blank check" or "blind pool" company.

     The net effect of the above-referenced laws, rules and regulations will be to place significant restrictions on the Company's ability to register, offer and sell and/or to develop a secondary market for shares of the Company's common stock in virtually every jurisdiction in the United States. These restrictions should cease once and if the Company acquires a venture by purchase, reorganization or merger, so long as the business operations succeeded to involve sufficient activities of a specific nature.

     Management to Devote Insignificant Time to Activities of the Company. Members of the Company's management are not required to devote their full time to the affairs of the Company. Because of their time commitments, as well as the fact that the Company has no business operations, the members of management currently devote one hour a week to the activities of the Company, until such time as the Company has identified a suitable acquisition target.

     No Market for Common Stock; No Market for Shares. Although the Company intends to submit for quotation of its common stock on the OTC Bulletin Board of the NASD before any merger or acquisition transaction, and to seek a broker-dealer to act as market maker for its securities (without the use of any consultant), there is currently no market for such shares, there have been no discussions with any broker- dealer or any other person in this regard, and no market maker has been identified; there can be no assurance that such a market will ever develop or be maintained. Any market price for shares of common stock of the Company is likely to be very volatile, and numerous factors beyond the control of the Company may have a significant effect. In addition, the stock markets generally have experienced, and continue to experience, extreme price and volume fluctuations which have affected the market price of many small capital companies and which have often been unrelated to the operating performance of these companies. These broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the Company's common stock in any market that may develop. Sales of "restricted securities" under Rule 144 may also have an adverse effect on any market that may develop. See Part II, Item 4, and Part III, Item 1.

     Risks of "Penny Stock." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stocks are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ- listed stocks must still meet requirement (i) above); or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     There has been no "established public market" for the Company's common stock during the last five years. At such time as the Company completes a merger or acquisition transaction, if at all, it may attempt to qualify for quotation on either NASDAQ or a national securities exchange. However, at least initially, any trading in its common stock will most likely be conducted in the over-the-counter market in the "pink sheets" or the OTC Bulletin Board of the NASD.

     Section 15(g) of the Securities Exchange Act of 1934, as amended,  and Reg.
Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

The Company May Be Deemed to Be a "Blank Check" Company.
--------------------------------------------------------

     The limited business operations of the Company, as now contemplated, involve those of a "blank check" company. The only activities to be conducted by the Company are to manage its current limited assets and to seek out and investigate the acquisition of any viable business opportunity by purchase and exchange for securities of the Company or pursuant to a reorganization or merger through which securities of the Company will be issued or exchanged.

The Company Will Seek Out Business Opportunities.
-------------------------------------------------

     Management will seek out and investigate business opportunities through every reasonably available fashion, including personal contacts, professionals, securities broker dealers, venture capital personnel, members of the financial community and others who may present unsolicited proposals; the Company may also advertise its availability as a vehicle to bring a company to the public market through a "reverse" reorganization or merger.

Status of any Publicly Announced New Product or Service.
--------------------------------------------------------

          None; not applicable.

Competitive Business Conditions.
--------------------------------

     Management believes that there are literally thousands of "blank check" companies engaged in endeavors similar to those engaged in by the Company; many of these companies have substantial current assets and cash reserves. Competitors also include thousands of other publicly-held companies whose business operations have proven unsuccessful, and whose only viable business opportunity is that of providing a publicly-held vehicle through which a private entity may have access to the public capital markets. There is no reasonable way to predict the competitive position of the Company or any other entity in the strata of these endeavors; however, the Company, having limited assets and cash reserves, will no doubt be at a competitive disadvantage in competing with entities which have recently completed IPO's, have significant cash resources and have recent operating histories when compared with the complete lack of any substantive operations by the Company for the past several years.

Sources and Availability of Raw Materials and Names of Principal
Suppliers.
-----------

          None; not applicable.

Dependence on One or a Few Major Customers.
-------------------------------------------

          None; not applicable.

Patents, Trademarks, Licenses, Franchises, Concessions, Royalty
Agreements or Labor Contracts.
------------------------------

          None; not applicable.

Need for any Governmental Approval of Principal Products or
Services.
---------

     Because the Company currently produces no products or services, it is not presently subject to any governmental regulation in this regard. However, in the event that the Company engages in a merger or acquisition transaction with an entity that engages in such activities, it will become subject to all governmental approval requirements to which the merged or acquired entity is subject.

Effect of Existing or Probable Governmental Regulations on
Business.
---------

     The integrated disclosure system for small business issuers adopted by the Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25 million; is a U.S. or Canadian issuer; is not an investment company; and if a majority-owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non-affiliates) of $25 million or more.

     The Commission, state securities commissions and the North American Securities Administrators Association, Inc. ("NASAA") have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets. The present laws, rules and regulations designed to promote availability to the small business issuer of these capital markets and similar laws, rules and regulations that may be adopted in the future will substantially limit the demand for "blank check" companies like the Company, and may make the use of these companies obsolete.

Research and Development.
-------------------------

          None; not applicable.

Cost and Effects of Compliance with Environmental Laws.
-------------------------------------------------------

     None; not applicable. However, environmental laws, rules and regulations may have an adverse effect on any business venture viewed by the Company as an attractive acquisition, reorganization or merger candidate, and these factors may further limit the number of potential candidates available to the Company for acquisition, reorganization or merger.

Number of Employees.
--------------------

          None.

Item 2.  Management's Discussion and Analysis or Plan of Operation.
--------------------------------------------------------------------

Plan of Operation.
------------------

     The Company has not engaged in any material operations or had any revenues from operations during the last two fiscal years. The Company's plan of operation for the next 12 months is to continue to seek the acquisition of assets, property or business that may benefit the Company and its stockholders. Because the Company has virtually no resources, management anticipates that to achieve any such acquisition, the Company will be required to issue shares of its common stock as the sole consideration for such venture.

     During the next 12 months, the Company's only foreseeable cash requirements will relate to maintaining the Company in good standing or the payment of expenses associated with reviewing or investigating any potential business venture, which may be advanced by management or principal stockholders as loans to the Company. Because the Company has not identified any such venture as of the date of this Registration Statement, it is impossible to predict the amount of any such loan. However, any such loan will not exceed $25,000 and will be on terms no less favorable to the Company than would be available from a commercial lender in an arm's length transaction. As of the date of this Registration Statement, the Company has not actively begun to seek any such venture. No advance or loan from any affiliate will be required to be repaid as a condition to any agreement with future acquisition partners.

Results of Operations.
---------------------

     The Company has had no material operations for over five years. The Company incurred losses of ($4,039), for the period ended June 30, 2001; ($5,269) for the year ended December 31, 2000; and ($0) for the year ended December 31, 1999. Primarily all of these expenses were utilized for attorney's fees, accounting fees.

Liquidity.
---------

     During the six months ended June 30, 2001, capital contributions by a principal stockholder amounted to $4,309; the amount of $5,269 was similarly contributed during the year ended December 31, 2000.

Item 3.  Description of Property.
---------------------------------

     The Company has no assets, property or business; its principal executive office address and telephone number are the office address and telephone number of Jenson Services, Inc., a Utah corporation, who is a shareholder, and are provided at no cost. Because the Company has no current business operations, its activities have been limited to keeping itself in good standing in the State of Nevada, and with preparing this Registration Statement and the accompanying financial statements. These activities have consumed an insignificant amount of management's time; accordingly, the costs to Jenson Services of providing the use of his office and telephone have been minimal.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

Security Ownership of Certain Beneficial Owners.
------------------------------------------------

          The following table sets forth the share holdings of those persons who own more than five percent of the Company's common stock as of June 29, 2001, to wit:

                                              Number of Shares           Percentage
Name and Address                              Beneficially Owned           of Class
----------------                              ------------------           --------
Quinton Hamilton ..............................          5,000,000            8.4%
2059 E. Royal Harvest Way #21
Salt Lake City, UT  84121

Duane S. Jenson (1) ...........................          4,199,500            7
5525 S. 900 E., Suite 110
Salt Lake City, UT  84117

Jeff Keith ....................................          5,000,000            8.4%
4778 S. Hanauer Street
Murray, UT  84107

Shane Kirk ....................................          5,000,000            8.4%
1945 Westminster Avenue
Salt Lake City, UT  84108

Ralph M. Wilkerson (2) ........................         14,026,500           23.5%
45 Dale Drive
Cody, WY  82414

TOTALS:                                                 33,226,000           55.7%

(1) A total of 1,291,450 of these shares are held by Jenson Services, Inc., a Utah corporation. Due to Mr. Jenson's ownership of Jenson Services, Mr. Jenson may be deemed to be the beneficial owner of all shares held in Jenson Services name.

(2) A total of 1,082,000 of these shares are held by Mr. Ralph M. Wilkerson's wife, Shirley A. Wilkerson. Due to their marital relationship, Mr. Wilkerson may be deemed to be the beneficial owner of all shares held in Mrs. Wilkerson's name.

Security Ownership of Management.
---------------------------------

     The following table sets forth the share holdings of the Company's directors and executive officers as of June 30, 2001, to wit:

                                             Number of Shares
                                              Beneficially Owned      Percentage of
Name and Address                                as of 6/30/01          of Class
----------------                              ------------------      -------------

Quinton Hamilton ...........................          5,000,000               8.4%
2059 E. Royal Harvest Way #21
Salt Lake City, UT 84121

Jeff Keith .................................          5,000,000               8.4%
4778 S. Hanauer Street
Murray, UT 84107

Shane Kirk .................................          5,000,000               8.4%
1945 Westminster Avenue
Salt Lake City, UT  84108

TOTALS .....................................         15,000,000              25.2%


Changes in Control.
-------------------

     There are no present arrangements or pledges of the Company's securities which may result in a change in control of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
-------- -------------------------------------------------------------

Identification of Directors and Executive Officers.
---------------------------------------------------

     The following table sets forth the names of all current directors and executive officers of the Company. These persons will serve until the next annual meeting of the stockholders or until their successors are elected or appointed and qualified, or their prior resignation or termination.

                                  Date of         Date of
                      Positions  Election or    Termination
Name                  Held       Designation   or Resignation
----                  ----       -----------   --------------

Jeff Keith ..........President,       11/99       *
                     Director

Shane Kirk ..........Secretary,       11/99       *

Quinton Hamilton ....Treasurer        11/99
                     Director


          * These persons presently serve in the capacities indicated.

Business Experience.
--------------------

     Jeff Keith, President and director is 30 years old. Mr. Keith graduated from the University of Utah in 1995 with a B.S. in Communications. Mr. Keith worked as a Business Manager for Acosta Sales and Marketing from January 1998 to October 2000. Mr. Keith is currently an Account Executive for Hormel Foods Corporation.

     Shane Kirk, Secretary and director is 29 years old. Mr. Kirk graduated from the University of Utah in 1995 with a B.A. in Communications. Mr. Kirk has been employed by Market Logic, Inc. as a Manager of Manufacturer Sales since November 1998. Previously, Mr. Kirk worked for A-1 International Foods in various positions from January 1996 to 1998.

     Quinton Hamilton, Treasurer and director is 30 years old. Mr. Hamilton attended the University of Utah from 1990 to 1995, at which time he graduated with a B.A. Mr. Hamilton worked as an account representative/coordinator with the marketing firm of Scopes, Garcia and Carlisle, located in Salt Lake City, Utah, for two years ending June 1997. Mr. has worked as a Marketing Associate for City Search of Salt Lake City Utah. Mr. Hamilton was employed as an electronic customer relations manager for Reynolds and Reynolds. Mr. Hamilton is currently Ciebl, the worlds leading provider of customer relationship management software.


Significant Employees.
----------------------

     The Company has no employees who are not executive officers.

Family Relationships.
---------------------

     There are no family relationship between any officers and directors.

Involvement in Certain Legal Proceedings.
-----------------------------------------

     During the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the
Company:

     (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

     (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Item 6.  Executive Compensation.
--------------------------------

          The following table sets forth the aggregate compensation paid by the Company for services rendered during the periods indicated:


                    SUMMARY COMPENSATION TABLE

                           Long Term Compensation

                    Annual Compensation   Awards  Payouts

(a)             (b)   (c)   (d)   (e)   (f)   (g)   (h)    (i)

                                              Secur-
                                              ities        All
Name and   Year or               Other  Rest- Under- LTIP  Other
Principal  Period   Salary Bonus Annual rictedlying  Pay- Comp-
Position   Ended      ($)   ($)  Compen-Stock Optionsouts ensat'n
-----------------------------------------------------------------


Jeff Keith  12/31/99    0     0     0     0      0     0   0
President,  12/31/00    0     0     0     0      0     0   0
Director     6/30/01    0     0     0     0      0     0   5,000,000

Shane Kirk  12/31/99    0     0     0     0      0     0   0
Secretary   12/31/00    0     0     0     0      0     0   0
and Director 6/30/01    0     0     0     0      0     0   5,000,000

Quinton
Hamilton,   12/31/99    0     0     0     0      0     0   0
Secretary   12/31/00    0     0     0     0      0     0   0
and Director 6/30/01    0     0     0     0      0     0   5,000,000

     No cash compensation, deferred compensation or long-term incentive plan awards were issued or granted to the Company's management during the calendar years ended December 31, 1999 or 2000, or the period ended June 30, 2001. Further, no member of the Company's management has been granted any option or stock appreciation rights; accordingly, no tables relating to such items have been included within this Item.

Compensation of Directors.
--------------------------

     There are no standard arrangements pursuant to which the Company's directors are compensated for any services provided as director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements.
-------------

     There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

     Except as indicated in Item 1, Part I, "Business Development," there were no material transactions, or series of similar transactions, during the Company's last three calendar years, or any currently proposed transactions, or series of similar transactions, to which it or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any director, executive officer or any security holder who is known to the Company to own of record or beneficially more than five percent of any class of its common stock, or any member of the immediate family of any of the foregoing persons, had an interest.



Item 8.  Description of Securities.
-----------------------------------

     The Company has two classes of securities authorized, consisting of 255,000,000 shares, consisting of 5,000,000 shares of Preferred Stock, par value $0.001 per share, and 250,000,000 shares of common stock, par value $0.001 per share. There are currently 59,627,491 shares of common stock issued and outstanding. There are no preferred shares issued and outstanding. The holders of the Company's common stock are entitled to one vote per share on each matter submitted to a vote at a meeting of stockholders. The shares of common stock do not carry cumulative voting rights in the election of directors.

     Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the common stock now outstanding are fully paid and non-assessable.

     There are no outstanding options, warrants or calls to purchase any of the authorized securities of the Company.

     There is no provision in the Company's Articles of Incorporation or bylaws, as amended, that would delay, defer, or prevent a change in control of the Company.

                                  PART II

Item 1. Market Price of and Dividends on the Company's Common Equity and Other Stockholder Matters.
--------------------------

Market Information.
-------------------

     The Company's last available quote was January 22, 1999 with no bid and an ask of $0.10. The Company is no longer listed and has no "public market" for its shares of common stock of the Company. The Company intends to submit it common stock for quotation on the OTC Bulletin Board of the National Association of Securities Dealers ("NASD"); however, management does not expect any public market to develop unless and until the Company completes an acquisition, reorganization or merger. In any event, no assurance can be given that any market for the Company's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities and Exchange Commission by members of management may have a substantial adverse impact on any such public market, and, with the exception of the "restricted securities" issued to Messrs. Keith, Hamilton and Kirk, all current and former members of management have already satisfied the "holding period" requirement of Rule 144. See Part II, Item 4, and Part III, Item 1.

Holders.
--------

     The number of record holders of the Company's securities as of the date of this Registration Statement is approximately 170.

Dividends.
----------

     The Company has not declared any cash dividends with respect to its common stock, and does not intend to declare dividends in the foreseeable future. The future dividend policy of the Company cannot be ascertained with any certainty, and if and until the Company completes any acquisition, reorganization or merger, no such policy will be formulated. There are no material restrictions limiting, or that are likely to limit, the Company's ability to pay dividends on its securities.

Item 2.  Legal Proceedings.
---------------------------

     The Company is not a party to any pending legal proceeding and, to the knowledge of management, no federal, state or local governmental agency is presently contemplating any proceeding against the Company. No director, executive officer or affiliate of the Company or owner of record or beneficially of more than five percent of the Company's common stock is a party adverse to the Company or has a material interest adverse to the Company in any proceeding.

Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
---------------------

     There  have  been  no  changes  in  the  Company's  principal   independent
accountant in the past two fiscal years or as of the date of this Registration Statement.

Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

Name                          Date             Shares            Compensation
----                          ----             ------            ------------

Jeff Keith                   2/20/01        5,000,000             Services
Shane Kirk                   2/20/01        5,000,000             Services
Quinton Hamilton             2/20/01        5,000,000             Services

Item 5.  Indemnification of Directors and Officers.
---------------------------------------------------

     DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     Section 78.751(1) of the Nevada Revised Statutes authorizes a Nevada corporation to indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his corporate role. Section 78.751(1) extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful."

     Section 78.751(2) of the Nevada statute also authorizes indemnification of the reasonable defense or settlement expenses of a corporate director, officer, employee or agent who is sued, or is threatened with a suit, by or in the right of the corporation. The party must have been acting in good faith and with the reasonable belief that his actions were not opposed to the corporation's best interests. Unless the court rules that the party is reasonably entitled to indemnification, the party seeking indemnification must not have been found liable to the corporation.

     To the extent that a corporate director, officer, employee, or agent is successful on the merits or otherwise in defending any action or proceeding referred to in Section 78.751(1) or 78.751(2), Section 78.751(3) of the Nevada statute requires that he be indemnified "against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense."

     Section 78.751 (4) of the Nevada statute limits indemnification under Sections 78.751 (1) and 78.751(2) to situations in which either (1) the stockholders, (2)the majority of a disinterested quorum of directors, or (3) independent legal counsel determine that indemnification is proper under the circumstances.

     Pursuant to Section 78.751(5) of the Nevada statute, the corporation may advance an officer's or director's expenses incurred in defending any action or proceeding upon receipt of an undertaking. Section 78.751(6)(a) provides that the rights to indemnification and advancement of expenses shall not be deemed exclusive of any other rights under any bylaw, agreement, stockholder vote or vote of disinterested directors. Section 78.751(6)(b) extends the rights to indemnification and advancement of expenses to former directors, officers, employees and agents, as well as their heirs, executors, and administrators.

     Regardless of whether a director, officer, employee or agent has the right to indemnity, Section 78.752 allows the corporation to purchase and maintain insurance on his behalf against liability resulting from his corporate role.

     Article  VIII  of  our  Bylaws  contains   indemnification   and  insurance
provisions that are substantially similar to those set forth in the Nevada statute.

     This is only a summary of the indemnification provisions of our Bylaws. You are urged to review this document for the actual text of its indemnification provisions. See the Exhibit Index.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of Seven Ventures pursuant to the foregoing provisions, or otherwise, Birch Financial has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


                                 PART F/S

                       Index to Financial Statements
                  Report of Certified Public Accountants

Financial Statements
--------------------

                              Seven Ventures, Inc.
                          [A Development Stage Company]
              Financial Statements and Independent Auditors' Report
                                December 31, 2000



                              Seven Ventures, Inc.
                          [A Development Stage Company]
                                TABLE OF CONTENTS


                                                                                                                            Page

Independent Auditors' Report                                                                                                  1

Balance Sheet -- December 31, 2000                                                                                            2

Statements of Operations for the year ended December 31, 2000, for the two month period ended December 31, 1999, and for the period from
Reactivation [November 1, 1999] through December 31, 2000                                                                     3

Statements of Stockholders' Deficit for the year ended December 31, 2000, for the two month period ended December 31, 1999, and for the period
from Reactivation [November 1, 1999] through December 31, 2000                                                                4

Statements of Cash Flows for the year ended December 31, 2000, for the two month period ended December 31, 1999, and for the period from
Reactivation [November 1, 1999] through December 31, 2000                                                                     5

Notes to Financial Statements                                                                                              6 -- 8


                                  INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Seven Ventures, Inc. [a development stage company]


     We have audited the accompanying balance sheet of Seven Ventures, Inc. [a development stage company] as of December 31, 2000, and the related statements of operations, stockholders' deficit, and cash flows for the year ended December 31, 2000, for the two month period ended December 31, 1999, and for the period from Reactivation [November 1, 1999] through December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seven Ventures, Inc. [a development stage company] as of December 31, 2000, and the results of operations and cash flows for the year ended December 31, 2000, for the two month period ended December 31, 1999, and for the reactivation period ended December 31, 2000, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has accumulated losses from operations, minimal assets, and a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                                              Mantyla McReynolds

Salt Lake City, Utah
February 15, 2001



                                      Seven Ventures, Inc.
                                  [A Development Stage Company]
                                          Balance Sheet
                                        December 31, 2000


                                             ASSETS


Assets

                       Total Assets                                            $                 0
                                                                                 ==================

                              LIABILITIES AND STOCKHOLDERS' DEFICIT


Liabilities:
  Current Liabilities:
  Accounts payable                                                             $              1,507
  Loan from shareholders - Note 4                                                             5,262
                                                                                 ------------------
  Total Current Liabilities                                                                   6,769

         Total Liabilities                                                                    6,769


Stockholders' Deficit:
 Preferred Stock - 5,000,000 shares authorized having a
 par value of $.001 per share; no shares issued and
 outstanding
 Common Stock -  250,000,000 shares authorized having
 a par value of $.001 per share; 44,627,491 shares issued
 and outstanding                                                                            44,627
 Additional paid-in Capital                                                                555,596
 Accumulated deficit prior to development stage                                           (601,723)
 Deficit accumulated during the development stage                                           (5,269)
                                                                                 ------------------
                Total Stockholders' Deficit                                                 (6,769)
                                                                                 ------------------
        Total Liabilities and Stockholders' Deficit                            $                 0
                                                                                 ==================



                         See accompanying notes to financial statements.


                              Seven Ventures, Inc.
                          [A Development Stage Company]
                            Statements of Operations
 For the year ended December 31, 2000, for the two month period ended December 31, 1999, and for the period from Reactivation [November 1, 1999] through December 31, 2000


                                                      Year             Two Months          Reactivation
                                                     ended                ended               through
                                                    December            December             December
                                                    31, 2000            31, 1999             31, 2000
                                                 --------------      ---------------      ---------------
Revenues                                       $             0     $              0   $              -0-

General & Administrative Expenses                        5,269                    0                5,269

Other Income / Expense

             Operating Income                           (5,269)                   0               (5,269)

      Net Income Before Income Taxes                    (5,269)                   0               (5,269)

Current Year Provision for Income Taxes                      0                    0                    0
                                                 --------------      ---------------      ---------------

Net Income                                     $        (5,269)    $              0   $           (5,269)
                                                 ==============      ===============      ===============


Income Per Share                               $          (.01)    $            .00   $             (.01)
                                                 ==============      ===============      ===============

Weighted Average Shares Outstanding                  44,627,491           44,627,491           44,627,491
                                                 ==============      ===============      ===============





                         See accompanying notes to financial statements.


                              Seven Ventures, Inc.
                          [A Development Stage Company]
                       Statements of Stockholders' Deficit
 For the year ended December 31, 2000, for the two month period ended December 31, 1999, and for the period from Reactivation [November 1, 1999] through December 31, 2000


                                                             Additional                             Net
                               Common          Common          Paid-in        Accumulated      Stockholders'
                               Shares           Stock          Capital          Deficit           Deficit
                            ------------     ----------     ------------     -------------     -------------
Balance at reactivation,
[November 1, 1999]            44,627,491 $      44,627  $       555,596  $       (601,723) $         (1,500)
Net loss for the period
November 1, 1999 through
December 31, 1999                                                                    -0-                 -0-
                            ------------     ----------     ------------     -------------     -------------
Balance, December 31, 1999    44,627,491         44,627          555,596         (601,723)           (1,500)
Net loss for year ended
December 31, 2000                                                                  (5,269)           (5,269)
                            ============     ==========     ============     =============     =============
Balance, December 31, 2000    44,627,491 $       44,627 $        555,596 $       (606,992) $         (6,769)
                            ============     ==========     ============     =============     =============









                         See accompanying notes to financial statements.



                              Seven Ventures, Inc.
                          [A Development Stage Company]
                            Statements of Cash Flows
 For the year ended December 31, 2000, for the two month period ended December 31, 1999, and for the period from Reactivation [November 1, 1999] through December 31, 2000

                                                                              Two
                                                            Year            Months         Reactivation
                                                            ended            ended            through
                                                          December         December          December
                                                          31, 2000         31, 2000          31, 2000
                                                         -----------      -----------      -------------
Cash Flows Provided by/(Used for) Operating Activities
Net Loss                                             $       (5,269) $           -0-   $         (5,269)
Adjustments to reconcile net income to net cash provided by
 operating activities:
     Increase in current liabilities                               7                                   7
     Increase in shareholder loan                              5,262                               5,262
                                                         -----------      -----------      -------------
       Net Cash Used for Operating Activities                      0                0                  0

           Net Increase/(Decrease) in Cash                         0                0                  0

Beginning Cash Balance                                             0                0                  0
                                                         -----------      -----------      -------------

Ending Cash Balance                                    $           0   $            0    $             0
                                                         ===========      ===========      =============

Supplemental Disclosure of Cash Flow Information:
  Cash paid during the year for interest               $           0   $            0    $             0
  Cash paid during the year for income taxes                       0                0                  0


                         See accompanying notes to financial statements.
                                      Seven Ventures, Inc.
                                  [A Development Stage Company]
                                  Notes to Financial Statements
                                        December 31, 2000

NOTE 1         ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

               (a)    Organization

     Seven Ventures, Inc. incorporated under the laws of the state of Nevada on August 7, 1985 under the name of Victory Development Corporation. In September of 1988 the Company combined with Entertainment Resource Group, Inc, in a reverse purchase transaction. In November of 1988 the Company changed its name to Seven Ventures, Inc. The Company engaged in various activities in the entertainment industry but became inactive in 1990. The Company was dormant until November 1, 1999 when it was reactivated.

     The Company is currently in the development stage and is seeking new business opportunities.

     The  financial  statements  of the Company have been prepared in accordance
     with  U.  S.  generally  accepted  accounting  principles.   The  following
     summarizes the more significant of such policies:

               (b)    Income Taxes

     The Company has adopted the provisions of Statement of Financial Accounting Standards No. 109 [the Statement], Accounting for Income Taxes. The Statement requires an asset and liability approach for financial accounting and reporting for income taxes, and the recognition of deferred tax assets and liabilities for the temporary differences between the financial reporting bases and tax bases of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Prior years' consolidated financial statements have not been restated to apply the provisions of the Statement. The cumulative effect of this change in accounting for income taxes as of December 31, 2000 is $0 due to the valuation allowance established as described in Note 3.

               (c)    Net Loss Per Common Share

     In accordance with Financial Accounting Standards No. 128, "Earnings Per Share," basic loss per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share is computed using weighted average number of common shares plus dilutive common share equivalents outstanding during the period using the treasury stock method. There are no common stock equivalents as of December 31, 2000.

               (d)    Statement of Cash Flows

     For purposes of the statements of cash flows, the Company considers cash on deposit in the bank to be cash. The Company had $0 cash at December 31, 2000.

                                      Seven Ventures, Inc.
                                  [A Development Stage Company]
                                  Notes to Financial Statements
                                        December 31, 2000
                                           [Continued]

NOTE 1         ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
               [continued]

               (e)    Use of Estimates in Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE 2         LIQUIDITY/GOING CONCERN

     The Company has accumulated losses since inception amounting to $606,992, including $5,269 since reactivation, has no assets, and has a net working capital deficiency at December 31, 2000. These factors raise substantial doubt about the Company's ability to continue as a going concern.

     Management plans include finding a well-capitalized merger candidate to recommence its operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


NOTE 3         INCOME TAXES

     Below is a summary of deferred tax asset calculations on net operating loss carry forward amounts. Loss carry forward amounts expire at various times through 2020. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized.


NOTE 3         INCOME TAXES[continued]

                                               NOL
Description                                   Balance       Tax           Rate
   Federal Income Tax                         $606,992      $206,377      34%
   Valuation allowance                                      (206,377)
                                                          -------------
        Deferred tax asset 12/31/2000                             $0
      The allowance has increased $1,791 from $204,586, as of December 31, 1999.


NOTE 4         RELATED PARTY TRANSACTIONS

     Stockholders have paid operating expenses on behalf of the Company in the amount of $5,262 during the year ended December 31, 2000. The Company has recorded a liability for these expenses to the stockholders. The unsecured loan bears no interest and is due on demand.


                                       SEVEN VENTURES, INC.
                                          BALANCE SHEETS
                               June 30, 2001 and December 31, 2000

                                                                  06/30/2001          12/31/2000
                                                                ---------------     ---------------
                                                                 [Unaudited]
                                              ASSETS

Assets                                                        $              0    $              0

                                                                ---------------     ---------------
          Total Assets                                        $              0    $              0
                                                                ===============     ===============

                              LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities:
      Accounts Payable                                        $          1,507    $          1,507
      Loans from stockholders                                            9,301               5,262
                                                                ---------------     ---------------
          Total Current Liabilities                                     10,808               6,769

          Total Liabilities                                             10,808               6,769
                                                                ---------------     ---------------

Stockholders' Deficit:
      Preferred Stock - 5,000,000 shares authorized having a par value of $0.001 per share; not shares issued and outstanding
      Common Stock, $.0001 par value;
          authorized 250,000,000 shares; issued and
          outstanding, 59,627,491 shares                                59,627              44,627
      Additional Paid-in Capital                                       540,596             555,596
      Accumulated deficit prior to development stage                  (601,723)           (601,723)
      Deficit accumulated during the development stage                  (9,308)             (5,269)


          Total Stockholders' Deficit                                  (10,808)             (6,769)

                                                                ---------------     ---------------
          Total Liabilities and Stockholders' Deficit         $              0    $              0
                                                                ===============     ===============

     NOTE TO FINANCIAL STATEMENTS: Interim financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the periods. The December 31, 2000 balance sheet has been derived from the audited financial statements. These interim financial statements conform with the requirements for interim financial statements and consequently do not include all the disclosures normally required by generally accepted accounting principles.


                              SEVEN VENTURES, INC.
                            STATEMENTS OF OPERATIONS
           For the Three and Six Month Periods Ended June 30, 2001 and
 2000 and for the period from Reactivation [November 1, 1999]
                             through June 30, 2001




                                              Three Months    Three Months    Six Months    Six Months     Reactivation
                                                 Ended            Ended          Ended         Ended         Through
                                               06/30/2001      06/30/2000     06/30/2001    06/30/2000      06/30/2001
                                              -------------   --------------  ------------  ------------  ---------------
                                              [Unaudited]      [Unaudited]     [Unaudited]   [Unaudited]   [Unaudited]
REVENUE
     Income                                 $            0  $             0 $           0 $           0 $              0
                                              -------------   --------------  ------------  ------------  ---------------
NET REVENUE                                              0                0             0             0                0

Operating Expenses
     Office Expenses                                   266            1,690          1791         3,010            4,426
     Professional Expenses                             673               90          2248           218            4,882
                                              -------------   --------------  ------------  ------------  ---------------
Total Operating Expenses                               939            1,780         4,039         3,228            9,308

Net Income Before Taxes                     $         (939) $        (1,780)$      (4,039)$      (3,228)$         (9,308)
                                              =============   ==============  ============  ============  ===============

Income/Franchise taxes                                   0                              0             0                0

Net loss                                              (939)          (1,780)       (4,039)       (3,228)          (9,308)

Loss Per Share                              $        (0.01) $         (0.01)$       (0.01)$       (0.01)$          (0.01)
                                              =============   ==============  ============  ============  ===============

Weighted Average Shares Outstanding             59,627,491       44,627,491    59,627,491    44,627,491       59,627,491
                                              =============   ==============  ============  ============  ===============


                              SEVEN VENTURES, INC.
                            STATEMENTS OF CASH FLOWS
        For the Three and Six Month Periods Ended June 30, 2001 and 2000
             and for the period from Reactivation [November 1, 1999]
                              through June 30, 2001

                                          Three Months  Three Months Six Months    Six Months   Reactivation
                                            Ended         Ended         Ended         Ended      Through
                                          06/30/2001    06/30/2000   06/30/2001    06/30/2000   06/30/2001
                                          -----------   -----------  ------------  ------------ ----------
                                           [Unaudited]  [Unaudited]   [Unaudited]  [Unaudited]  [Unaudited]

Cash Flows Used For Operating Activities
-----------------------------------------------------
  Net Loss                              $       (939) $     (1,780)$      (4,039)$      (3,228)    (9,308)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Increase/(Decrease) in loans from shareholder939         1,780         4,039         3,228      9,308
                                          -----------   -----------  ------------  ------------ ----------
      Net Cash Used For Operating Activities       0             0             0             0          0
                                          ===========   ===========  ============  ============ ==========

Cash Flows Provided by Financing Activities        0             0             0             0          0
------------------------------------------

      Net Increase In Cash                         0             0             0             0          0

      Beginning Cash Balance                       0             0             0             0          0

      Ending Cash Balance              $           0 $           0 $           0 $           0 $        0
                                          -----------   -----------  ------------  ------------ ----------

                                  PART III

Item 1.  Index to Exhibits.
---------------------------

     The following exhibits are filed as a part of this Registration Statement:



Exhibit
Number      Description*
------      ------------


3.(I)       Initial Articles of Incorporation*

3.(II) Articles of Amendment to Articles of Incorporation dated September 19, 1988 respecting name change, change in authorized Capital.*

3.(III)   Articles of Amendment to Articles of Incorporation dated
          November 4, 1988 respecting name change and change in indemnification*

3         Bylaws

          * Summaries of all exhibits contained within this Registration Statement are modified in their entirety by reference to these Exhibits.

                              SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         SEVEN VENTURES, INC.

Date: 7/20/01                               /S/ JEFF KEITH
     -----------                            --------------------------
                                             Jeff Keith, Director
                                             and President

Date: 7/20/01                               /S/ SHANE KIRK
     ------------                           ------------------------
                                             Shane Kirk, Director
                                             Secretary